Exhibit (d)-(10)

Executed Version

To: SpringX Holdings Limited (you or the Company)

July 30, 2026

Dear Sirs,

Project AC - Commitment Letter

We, China Merchants Bank Co., Ltd. Shanghai Branch (招商银行股份有限公司上海分行) (the Lender, we or us) are pleased to advise you of our commitment to provide a term facility in an amount up to RMB 300,000,000 upon the terms set forth in this letter (the Facility).

You have advised us that you are proposing to (directly or indirectly) acquire, by way of merger through SummerX Holdings Limited, which is an indirect subsidiary of the Company (the Merger Sub), all of the outstanding Class A ordinary shares, Class B ordinary shares and the American Depositary Shares of Cloopen Group Holding Limited (the Target, together with its subsidiaries, the Target Group, and each member of the Target Group being a Target Group Member) pursuant to the agreement and plan of merger (the Merger Agreement) dated 12 May 2026 entered into among the Company, AutumnX Holdings Limited (the HoldCo), the Merger Sub and the Target (the Merger), with closing of the Merger (the Closing) taking place subject to the terms and conditions of the Merger Agreement.

At the Closing, the shareholders of the Company will include funds, partnerships and/or other entities owned, managed, controlled and/or advised by Trustbridge Partners VII, L.P., Cloopen Co., Ltd. and Retail Technology Asia Limited, together with any additional parties (if any) who may accede to the interim investors agreement to be entered into concurrently with the execution and delivery of the Merger Agreement in accordance with the terms thereof and/or any of their respective affiliates (together as the Sponsors).

This letter is to be read together with the term sheet attached as Schedule 1 hereto (Project AC - Term Sheet) (the Term Sheet). This letter and the Term Sheet are the Commitment Documents.

Unless otherwise defined in this letter or unless the context otherwise requires, terms defined in the other Commitment Documents shall have the same meaning when used in this letter.

1	Commitment

1.1	You have advised us that you intend to consummate the Merger and, in connection therewith, you have requested a commitment in an amount up to RMB 300,000,000 for a term loan facility (the Commitments).

1.2	We hereby agree to underwrite, provide and fund the Facility on or before the date of Closing solely on the terms and subject to the conditions expressly set out in paragraph 3 (Conditions) of this letter.

2	INFORMATION

2.1	You hereby represent and warrant that:

(a)	(insofar as it relates to any member of the Target Group, and to your knowledge) all written factual information (other than the Projections (as defined below) and other information of a general economic or industry-specific nature) that has been or will be made available to us by or on behalf of you in connection with the transactions contemplated hereby (the Information), when taken as a whole, is true and accurate in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time up to and including the time when such representation or warranty is made or repeated); and

(b)	any projections and forecasts that have been or will be made available to us by or on behalf of you (the Projections), have been or will be prepared in good faith on the basis of recent historical information and based upon assumptions believed by you in good faith to be reasonable at the time such Projections are furnished (it being recognized by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).

2.2	The representations and warranties set out in paragraph 2.1 are deemed to be made by you (a) on the date of this letter and (b) (to the extent that they relate to any Information provided on or after the date of this letter) on each date on which such Information is provided.

2.3	You shall promptly notify the Lender in writing after becoming aware that any representation and warranty set out in paragraph 2.1 above is incorrect or misleading and agree to supplement the Information promptly from time to time until the date of the initial utilisation under the Facility to ensure that each such representation and warranty is correct in any material respect when made.

2.4	Notwithstanding anything to the contrary contained in this letter, none of the making or repeating of any representation or warranty under this paragraph 2, or the accuracy of any such representation shall constitute a condition precedent to the availability and initial funding of the Facility, including, without limitation, under paragraph 3 of this letter.

3	Conditions

3.1	The availability of the Facility and the Lender’s obligations to underwrite and fund the Facility are subject only to:

(a)	receipt by us of a copy of this letter countersigned by you;

(b)	execution of the Facility Agreement (as defined in paragraph 4 below) reflecting the terms and conditions set out in the Term Sheet, by all parties thereto, in accordance with paragraph 4 (Finance Documents) of this letter; and

(c)	satisfaction of the conditions precedent set out in the Term Sheet.

There are no other conditions, implied or otherwise, to the commitments of the Lender, its obligations hereunder and its funding of the Facility other than as expressly referred to in the foregoing sentence.

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3.2	The Facility is made on a certain funds basis, as set out in the Facility Agreement, during the Certain Funds Period (as defined in the Term Sheet). Accordingly, and notwithstanding anything to the contrary herein or in any other Commitment Document or the Facility Agreement, during the Certain Funds Period, the only conditions to utilisation of the Commitments are as expressly set out in paragraph 3 (Conditions) of this letter. None of the Commitment Documents, the Facility Agreement or the other Finance Documents shall contain any material adverse effect conditionality in respect of the Commitments.

3.3	The Lender is pleased to confirm that:

(a)	its credit committee and all other internal bodies or committees have given full and final approval for underwriting and/or funding the Facility on the terms set out in the Commitment Documents, and performing all of its duties, roles and obligations as contemplated by the Commitment Documents (including but not limited to all necessary client identification procedures in respect of the Company, the HoldCo and the Merger Sub required in connection with the Merger, the Facility and the transactions contemplated therein (together, the Transaction) in compliance with applicable laws, regulations and internal requirements);

(b)	it has completed all approval processes and received all final internal approvals required to execute the Commitment Documents; and

(c)	it has no further due diligence requirements, outstanding approvals, or other internal impediments in respect of the Facility and, for the avoidance of doubt, does not require any additional reports or due diligence investigations to be carried out and that its commitments, and the entry into of the Facility Agreement by it is not conditional upon any such further report or investigation other than those specified in the Term Sheet.

4	Finance Documents

4.1	The Facility shall be documented in a facility agreement (to be prepared by the counsel to the Lender) (the Facility Agreement), the related security documents and ancillary documents (together, the Finance Documents) in respect of the Facility, reflecting the terms and conditions set out in the Term Sheet and other terms as mutually agreed. Notwithstanding anything to the contrary contained in this letter or the Term Sheet, the terms of the Finance Documents shall be in a form such that they do not impair the availability of the Facility if the conditions expressly set forth in paragraph 3 of this letter are satisfied or waived.

4.2	The Lender agrees that this letter is a binding and enforceable agreement with respect to the subject matter contained herein (except as may be limited by bankruptcy, insolvency, reorganization or other similar laws that affect creditor rights generally) and includes an agreement to negotiate in good faith to finalise and enter into the Facility Agreement and all other Finance Documents in respect of the Facility that are required to be entered into for the initial utilisation under the Facility Agreement on terms consistent with the Commitment Documents promptly after the date of this letter.

4.3	The Lender agrees that the provisions of the Facility Agreement in respect of the Facility shall, save as otherwise provided for in the Commitment Documents, be based on a recent precedent facility agreement of the Company or any of its affiliates and as specified by the Company (the Relevant Precedent Facility Agreement), amended to take into account the terms set out in the Term Sheet having regard (acting reasonably and in good faith) to any deal specific issues relating to the Transaction, the operational and strategic requirements of the Target Group in light of the proposed business plan, and the business of the Target Group, including, without limitation, the business, conditions (financial or otherwise) or assets of the Target and the Target Group, provided that if, despite negotiation in good faith, the Lender is not able to reach agreement on the inclusion of the commercial substance of any provision or provisions of the Relevant Precedent Facility Agreement in the Facility Agreement, the relevant language included in the Facility Agreement shall be that from the current standard form APLMA Single Currency Term Facility Agreement (the APLMA Facility Agreement) or, if the APLMA Facility Agreement is silent on a particular point, the relevant language shall be that mutually agreed by the Lender and the Company.

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4.4	If (a) it becomes illegal in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by the Commitment Documents or to fund or issue the Facility, or (b) the Lender is prohibited from providing debt financing for merger transactions of the same nature as the Merger by any applicable PRC rules issued by any PRC regulators, the Lender shall (i) promptly notify the Company upon becoming aware of that event and (ii) in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility not being available, including (but not limited to) transferring its rights and obligations under the Commitment Documents to one or more of its affiliates.

4.5	The Lender undertakes to promptly execute all necessary documents to which the Lender is a party which are in agreed form and have been delivered by the Company to satisfy a condition precedent to initial utilisation under the Facility Agreement.

5	Indemnity

5.1	Subject to paragraphs 5.2 and 5.3 below, whether or not the Merger (in whole or in part) is consummated or any Finance Document is signed or a utilisation is made thereunder, you agree to indemnify and hold harmless, within 20 business days of demand, the Lender and its affiliates and its and their respective directors, officers, employees and agents (each an Indemnified Person) against any loss, claim, damages or liability (each a Loss) incurred by or awarded against such Indemnified Person, in each case, arising out of or in connection with the entry into and performance by the Lender of its obligations under the Commitment Documents (including in connection with the underwriting of the Facility) or otherwise in respect of any part of the Transaction (but, in each case, excluding any loss of profit) or any actual or threatened claim, dispute, proceedings or litigation relating to any of the foregoing, whether or not any Indemnified Person is a party to the same (including, but not limited to, the reasonable and documented out-of-pocket fees and expenses of one legal counsel to all such Indemnified Persons (taken as a whole) incurred in investigating or defending any such loss, claim, damages, or liability).

5.2	As to any Indemnified Person, you will not be liable under paragraph 5.1 of this paragraph 5 (Indemnity) above for any Loss (including, without limitation, legal fees) incurred by or awarded against such Indemnified Person arising from (i) the gross negligence, wilful misconduct, bad faith or fraud of such Indemnified Person, (ii) any breach by such Indemnified Person of any terms of the Commitment Documents or (iii) any dispute solely among the Indemnified Persons. You shall not be responsible or liable to any person for indirect or consequential losses or damages.

5.3	You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your affiliates for or in connection with the transactions contemplated by this letter, except following your acceptance of this letter, to the extent arising from the gross negligence, wilful misconduct, bad faith or fraud of any Indemnified Person or a breach by any Indemnified Person of any terms of the Commitment Documents (including any failure to perform their obligations under any Commitment Document). No Indemnified Person shall be responsible or liable to you or any of your affiliates for indirect or consequential losses or damages (as opposed to direct or actual damages).

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5.4	Each Indemnified Person shall promptly notify you upon becoming aware of any circumstances which may give rise to a claim for indemnification and shall consult with you with respect to the conduct of any claim, dispute, proceedings or litigation, in each case to the extent permissible by law and without prejudicing their legal privilege. You will not have to indemnify any Indemnified Person against any settlement entered into by such Indemnified Person without your written consent.

5.5	An Indemnified Person may rely on and enforce this paragraph 5 (Indemnity).

5.6	Your obligations under this paragraph 5 (Indemnity) shall be superseded by the terms of the indemnities to be contained in the Facility Agreement in respect of the Facility once the Facility Agreement has been signed, and you shall automatically be released from all liability in connection therewith at such time, to the extent the Facility Agreement has comparable provisions with comparable coverage.

5.7	The Company agrees that:

(a)	it is not relying on any communication (written or oral) from the Lender (in such capacity) as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction; and

(b)	it is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts the terms, conditions, and risks of the Transaction.

6	Confidentiality and Conflicts

6.1	Neither you nor us may, without the prior written consent of the other parties to this letter, disclose the Commitment Documents or any of their terms in whole or in part to any person, other than:

(a)	to:

(i)	the Lender, and you and any of your affiliates;

(ii)	any of your direct or indirect shareholders and to any actual or potential direct or indirect investor in the Company;

(iii)	the Target’s board and special committee of the Target (the Special Committee) in respect of the Merger, their advisors, and any Target employee authorised by the Target’s board or the Special Committee; and

(iv)	any affiliate (including a head office, branch and representative office), representative, officer, employee, insurer, insurance brokers, service providers, professional adviser and/or auditor of any of the foregoing, in each case on a confidential basis in connection with the Merger and the Facility;

(b)	as required by law or regulation, by any government, quasi-government, administrative, regulatory or supervisory body or authority, court or tribunal (including disclosure requirements under applicable stock exchange, listing or takeover regulations) or if required in connection with any legal, administrative or arbitration proceedings or other investigations, proceedings or disputes arising out of or in connection with the Commitment Documents or the Facility; and

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(c)	in the case of this letter and the Term Sheet only, to the Target, the Company, the HoldCo, the Merger Sub, and any shareholder who is considering a sale of relevant shares in the Target to the Merger Sub, and any affiliates and advisers of the foregoing, in connection with the Merger, provided that the Lender shall not have any responsibility or liability under the Commitment Documents to any person other than you or any person you may assign or transfer your rights and obligations under the Commitment Documents to in accordance with paragraph 9.4.

6.2	The Lender or its affiliate (the Lender Group) shall not use confidential information obtained from you, the Target Group, or any of your affiliates or advisers in relation to the Commitment Documents, the Transaction, or the Facility in connection with the performance of services for any other persons and will not furnish such information to other persons except as permitted under this paragraph 6 (Confidentiality and Conflicts). No member of the Lender Group has any obligation to use, or furnish to you or any of your affiliates or any other person, any information obtained from other persons or any details of such other person in connection with the Merger or its financing and the services being provided to them.

6.3	Subject to paragraph 10 (No Announcements) and the terms of the Commitment Documents, all publicity in connection with the Facility shall be managed by the Lender in consultation with you and subject to your prior written consent.

6.4	The confidentiality obligations under this paragraph 6 (Confidentiality and Conflicts) shall survive the termination of this letter and remain in full force and effect until the date that is two years after the date of this letter, but shall otherwise be superseded by the equivalent confidentiality obligations included in the Facility Agreement.

6.5	You acknowledge that members of the Lender Group may act in more than one capacity in relation to the transactions contemplated by the Commitment Documents and may have conflicting interests in respect of such different capacities. You further acknowledge that members of the Lender Group may be full-service financial services firms and may provide or engage in, amongst other business, debt financing, equity capital, financial advisory services, investment management, equity and debt security trading both for clients and as principal, securities offerings, brokerage services, hedging, principal investment, and financial planning and benefits counselling in each case to other persons with whom you or your affiliates may have conflicting interests in this or other transactions. In the ordinary course of its trading, brokerage and financing activities or otherwise, a member of the Lender Group may trade positions or otherwise effect transactions, for its own account or the account of customers, in equity, debt, loans or other securities of you or the Target Group or of any other company from time to time and exercise voting rights as they see fit.

6.6	Neither the relationship described in this letter nor the services provided by any member of the Lender Group to you on any other matter will give rise to any fiduciary, advisory, equitable or contractual duties (including, without limitation, any duty of confidence) which could prevent or hinder any member of the Lender Group from providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. Accordingly, except for a breach of paragraph 6.2 above, in no circumstances shall any member of the Lender Group have any liability by reason of it or any of its affiliates conducting such other businesses, acting in their own interests or in the interests of other clients in respect of matters affecting you or your affiliates or any other person the subject of this engagement or referred to in this letter, including where, in so acting, any member of the Lender Group acts in a manner which is adverse to the interests of you or any other person which is the subject of this engagement or which is referred to in this letter. Furthermore, no member of the Lender Group will be required to account to you or any member of the Target Group for any payment, remuneration, profit or benefit it obtains as a result of acting in the ways referred to above.

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7	Period of offer

If the Company does not accept the offer made by the Lender in this letter by signing and returning countersigned copies of this letter, marked for the attention of Mr. Junbo Wang (Email: wangjunbo@cmbchina.com) before 11.59 p.m. Hong Kong time on the 30th day after the date on which this letter is signed by the Lender is delivered to the Company (the Acceptance Date), such offer shall terminate on that date unless the Acceptance Date is extended by us in writing.

8	Termination

8.1	Following acceptance in writing by the Company in the manner set out in paragraph 7 above to the offer in this letter, the Commitment Documents shall terminate with immediate effect (whether the originals of the Commitment Documents are returned to the Lender or not) upon the earlier of:

(a)	the Company notifies the Lender that (i) it has conclusively and definitively withdrawn and terminated its (and any of its affiliates’) bid for the relevant shares of the Target, (ii) the Special Committee has notified the Company’s (and any of its affiliates’) offer for the Target Group is conclusively and definitively rejected, (iii) the Special Committee conclusively and definitively terminates such merger process or (iv) the Merger Agreement is terminated in accordance with the terms thereof;

(b)	the Company (or the Sponsors on its behalf) notifies the Lender that it has used, is obligated to use, or has irrevocably decided to use the financing commitments from any financia1 institution(s) other than the Lender to finance the Merger Consideration;

(c)	the Facility Agreement has been executed by all parties thereto and the Company has made the initial utilisation under the Facility Agreement; or

(d)	the date falling twelve (12) months after the date of this letter (as such later time and date as may be agreed by the Company and the Lender in writing from time to time).

8.2	This paragraph 8.2 and paragraphs 5 (Indemnity), 6 (Confidentiality and Conflicts), 11 (Third Party Rights) and 12 (Governing law and jurisdiction) of this letter shall survive any termination or cancellation (for whatever reason) of this letter.

9	Miscellaneous

9.1	The Commitment Documents supersede any prior oral or written understanding or agreement relating to the Facility and comprise the entire agreement between us relating to the Facility or the financing of the Merger; it being acknowledged and agreed that, notwithstanding anything to the contrary contained in the Commitment Documents, the Commitments are subject only to the conditions set forth in paragraph 3.1 of this letter.

9.2	The Commitment Documents may not be amended except in writing signed by each of the parties to the relevant Commitment Document.

9.3	No failure to exercise, nor delay in exercising any right or remedy under the Commitment Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of any right or remedy. The rights and remedies provided in each Commitment Document are cumulative and not exclusive of any rights or remedies provided by law.

9.4	No party may assign or transfer rights or obligations under the Commitment Documents without the consent of the other parties and any attempted assignment or transfer without such consent is void and unenforceable.

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9.5	Any Commitment Document may be signed in any number of counterparts. Any Commitment Document has the same effect as if the signatures were on a single copy of that Commitment Document.

9.6	If a term of any Commitment Document becomes illegal, invalid or unenforceable in any jurisdiction that will not affect the legality, validity or enforceability of (i) any other term of the Commitment Documents or (ii) that term in any other jurisdictions.

9.7	The Lender is not acting as a fiduciary for, or providing any legal, tax accounting, actuarial or regulatory advice to, you or any of your affiliates in connection with the Transaction.

9.8	You have made your own independent decision to enter into, and are not relying on any communication from any Lender, in its capacity as a Lender, as advice or recommendation to enter into, the transactions contemplated in the Commitment Documents. The Lender makes no representation or warranty as to the profitability or expected results of the transactions contemplated in the Commitment Documents.

9.9	Except as otherwise provided in the Commitment Documents, no fees or compensation in connection with the Facility or any other financing of the Merger shall be payable to anyone without our prior written consent.

10	No Announcements

No party shall make (and shall cause each of its affiliates not to make) any public announcement regarding any or all of the Transaction or the Facility without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange or quotation system). On and after the date on which the Merger is publicly announced or disclosed, the Lender shall obtain the Company’s prior written consent (which may be withheld in your sole discretion) prior to disclosing, at its own expense, its participation in the Facility, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

11	Third Party Rights

11.1	Except as expressly stated otherwise in paragraph 5 (Indemnity) above, the terms of any Commitment Document may be enforced or relied on only by a party to it or such party’s successors or permitted assigns and the terms of the Contracts (Rights of Third Parties) Ordinance (Cap.623) are excluded.

11.2	Notwithstanding the rights of Indemnified Persons under paragraph 5 (Indemnity) above, any of the Commitment Documents may at any time be amended, waived, rescinded or terminated by the parties thereto without the consent of any person who is not a party thereto.

12	Governing law and jurisdiction

12.1	The Commitment Documents are governed by Hong Kong law.

12.2	Each party submits, for the benefit of the other parties, to the exclusive jurisdiction of the Hong Kong courts for the resolution of any dispute or proceedings arising out of or in connection with any of the Commitment Documents (including any dispute relating to non-contractual obligations arising out of or in connection with any Commitment Documents).

To accept this offer please sign and return to the Lender a copy of this letter.

If this offer is not so accepted, you are directed to return the Commitment Documents (and any copies) to the Lender immediately.

If you agree to the above, please acknowledge your agreement and acceptance of this letter by signing and returning the enclosed copy of this letter countersigned by you.

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Yours faithfully,

/s/ Ming Lu

For and on behalf of

China Merchants Bank Co., Ltd. Shanghai Branch (招商银行股份有限公司上海分行)

By:	Ming Lu (陆明)
Title:	Bank president

Accepted and Agreed.

/s/ LIN Ning David

For and on behalf of

SpringX Holdings Limited

By:	LIN Ning David
Title:	Authorized Signatory

Date: July 30, 2026